

March 19, 2013

<u>Via E-mail</u>
Tom De Weerdt, Vice President, Corporate Controller
Mead Johnson Nutrition Company
2701 Patriot Blvd.
Glenview, Illinois 60026

Re: Mead Johnson Nutrition Company
Form 10-K for the Fiscal Year ended December 31, 2012
Filed February 21, 2013
File No. 001-34251

Dear Mr. De Weerdt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

<u>Liquidity and Capital Resources, page 32</u>

1.   We note that you repatriated approximately $660 million of cash to the United States from multiple jurisdictions during 2012. Since permanently invested undistributed foreign earnings increased $410 million during 2012, from $411 million to $821 million, it appears that a significant portion of the repatriated cash was not attributable to these earnings. We also considered the 2012 decrease in cash held abroad not related to undistributed earnings permanently reinvested and the 2012 non-U.S. earnings. Please clarify for us the methodology underlying the repatriation amount. In addition, explain to us the significant assumptions used to calculate the 2012 repatriation of foreign income reconciling item in your effective tax rate schedule on page 52.

Financial Statements and Supplementary Data, page 40

Note 5 - Segment Information, page 54

2.   Based on the information in slide 4 of your November 13, 2012 presentation, on the Investors section of your website, www.meadjohnson.com, it appears that the estimated compound annual growth rate (CAGR) for industry sales over the next five years is much greater for Latin America (approximately 15%) than Asia (approximately 8%). Given that difference, please clarify for us how you considered this factor in your determination that the Asia and Latin America operating segments have similar economic characteristics and that aggregation is allowable under FASB ASC 280-10-50-11. As part of your response, please include an analysis of all the factors you considered in your determination that these operating segments have similar economic characteristics.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief